2023 Notice of Annual Meeting of Shareholders

When

Thursday, June 8, 2023
3:00p.m. Pacific time

Where

In person:
Fasken Martineau DuMoulin LLP
550 Burrard Street, Suite 2900
Vancouver, BC, V6C 0A3

Virtually:
Computershare virtual meeting platform
at meetnow.global/MUTKQKX

Eldorado is conducting its Annual Meeting this year in a physical and virtual hybrid format.

Items of Business

1. Receive our 2022 annual audited financial statements, **page 13**
2. Elect nine directors for the coming year, **page 13**
3. Re-appoint KPMG as auditor for the coming year, **page 14**
4. Authorize the directors to set the auditor's pay, **page 14**
5. Approve a non-binding advisory resolution on executive compensation, **page 14**

Your Vote Is Important

You are entitled to receive this notice to vote at our 2023 Annual Meeting of Shareholders ("2023 Annual Meeting") if you owned common shares of Eldorado Gold Corporation ("Eldorado" or the "Company") as of the close of business on April 18, 2023 ("the record date" for the 2023 Annual Meeting). Registered shareholders and duly appointed proxyholders (who, if attending virtually, have been properly registered prior to the meeting) will be able to attend, participate and vote at the 2023 Annual Meeting either in person or online. Non-registered beneficial shareholders who have not duly appointed themselves as proxyholder will not be able to attend the 2023 Annual Meeting in person but may attend online as a guest. Guests attending virtually may view the webcast, but will not be able to participate or vote at the 2023 Annual Meeting. **Additional information on how to attend the 2023 Annual Meeting virtually can be found on page 116.**

Notice and Access

We are using notice-and-access procedures to deliver our 2023 meeting materials to shareholders. You are receiving this notice with information on how you can access the Management Proxy Circular ("Circular") electronically, along with a proxy – or, in the case of non-registered shareholders, a voting instruction form – by which to vote at the meeting or submit your voting instructions.

The Circular, form of proxy, Annual Return Card, Annual Audited Consolidated Financial Statements and associated Management's Discussion and Analysis ("MD&A") are available on our website (www.eldoradogold.com/shareholder-materials) as of May 8, 2023, and will remain on the website for one full year. You can also access the meeting materials through our public filings on the SEDAR website (www.sedar.com) and the United States Securities and Exchange Commission ("SEC") website (www.sec.gov), under Eldorado's name.

The Circular contains important information about the meeting, including what is required to attend the meeting in person or virtually. We encourage and remind you to access and review the Circular prior to voting.